Exhibit 4.1

PROMISSORY NOTE

Amount: $730,000.00	Date: May 14, 2021

FOR VALUE RECEIVED, Muscle Maker, Inc., a Nevada Corporation (“Maker”) hereby unconditionally promises to pay to the order of Thienson Nguyen, Dennis Bok, William Bok, Lisa Bok and Gladys Longwa, collectively and as a group, each an individual resident of Connecticut (each a “Holder” and, collectively, the “Holders”), the principal amount of SEVEN HUNDRED THIRTY THOUSAND AND NO/100 DOLLARS ($730,000.00) (the “Principal Amount”), together with interest on the unpaid principal at the fixed rate of 3.75% per annum on the terms and conditions set forth herein (this “Note”).

The Principal Amount and the interest due under this Note will be payable in 60 successive monthly installments (each an “Installment”) of immediately available funds as follows:

(i)	Fifty-nine (59) Installments of principal plus accrued interest in the amount of Five Thousand Three Hundred Eight and 73/100 Dollars ($5,308.73) each, with each such Installment being due and payable on the 1st day of each month, beginning June 1, 2021; and

(ii)	One (1) Installment of Five Hundred Thirty-Five Thousand Eight Hundred Fifty-Five and 79/100 Dollars ($535,855.79) plus all other amounts that are then unpaid hereunder (the “Balloon Payment”), due and payable on May 1, 2026.

Each Installment will be made by Maker to a single bank account designated by Holders, and Holders will be responsible for allocating each such Installment among themselves. The designated bank account may not be changed except on prior written notice to Maker at least five (5) days prior to the next Installment’s due date. If the designated bank account becomes unavailable or if the Holders are unable to agree on the bank account into which Maker will deposit each Installment, Maker may pay Installments via check made payable to all Holders, jointly, and delivered to any one of the Holders. Maker may prepay this Note, in whole or in part, at any time without penalty or premium.

This Note is issued pursuant to the Membership Interest Purchase Agreement of even date herewith among Maker and the Holders (the “Purchase Agreement”).

Each of the following shall constitute an “Event of Default”:

(a)	Maker shall: (i) file a voluntary petition in bankruptcy under the federal bankruptcy code, as amended, or under any other bankruptcy or insolvency act or law, state or federal, now or hereafter existing, or consent to, approve of, or acquiesce in, any such petition, action or proceeding; (ii) apply for or acquiesce in the appointment of a receiver, assignee, liquidator, sequestrator, custodian, trustee or similar officer for it or for all or any part of its property; (iii) make an assignment for the benefit of creditors; or (iv) be unable generally to pay its debts as they become due; or

(b)	an involuntary petition shall be filed or an action or proceeding otherwise commenced seeking reorganization, arrangement or readjustment of Maker’s debts or for any other relief under the federal bankruptcy code, as amended, or under any other bankruptcy or insolvency act or law, state or federal, now or hereafter existing and either (i) such petition, action or proceeding shall not have been dismissed within a period of sixty (60) days after its commencement or (ii) an order for relief against Maker shall have been entered in such proceeding; or

(c)	a receiver, assignee, liquidator, sequestrator, custodian, trustee or similar officer for Maker for all or any part of its property shall be appointed involuntarily; or

(d)	Maker shall be dissolved; or

(e)	Maker shall fail to make any payment of principal and interest on or before the date when due and Maker shall fail to remedy such breach or fail to make payment within ten (10) days following written notice from any of the Holders; or

(f)	Maker shall breach or fail to comply with any term or provision of the Purchase Agreement and shall fail to remedy such breach or fail to comply within ten (10) days following written notice thereof from any of the Holders; or

(g)	Maker shall sell or convey all or substantially all of its assets and properties unless the purchaser thereof expressly assumes the Maker’s obligations under this Note.

Upon the occurrence of an Event of Default and thereafter during the continuance of such Event of Default, interest on all unpaid amounts will accrue interest at the rate of 10% per annum until the Event of Default has been cured (the “Default Interest Rate”). If such Event of Default shall occur and be continuing, Holders may at their option: (a) declare all amounts owed under this Note immediately due and payable, and/or (b) exercise any or all of its rights, powers or remedies under applicable law.

Maker hereby waives any and all rights in law or equity that Maker may have to exercise any right of set-off or similar common law right to cease making payments pursuant to the terms of this Note, except that Maker possesses a limited right of set-off pursuant to Section 5.13 of the Purchase Agreement (the “Permitted Set-Off”). Prior to exercising the Permitted Set-Off, Maker shall provide Holders with written notice together with documentary evidence of the basis for such set-off in accordance with Section 5.13 of the Purchase Agreement. The amount of Permitted Set-Off shall first apply to the outstanding interest due hereunder and then to the principal amount hereof.

The rights and remedies of the parties as provided in this Note shall be cumulative. The failure to exercise any such right or remedy shall not be a waiver or release of such rights or remedies or the right to exercise any of them at another time.

All parties to this Note and their respective sureties, endorsers, or guarantors hereby waive protest, presentment, notice of dishonor, and notice of acceleration of maturity and agree to continue to remain bound for the payment of the Principal Amount notwithstanding any change or changes by way of release, surrender, exchange, modification or substitution of any security for this Note or by way of any extension or extensions of time for the payment of the Principal Amount; and all such parties waive all and every kind of notice of such change or changes and agree that the same may be made without notice or consent of any of them.

All notices, requests or other communications required or permitted to be delivered hereunder shall be delivered in writing to such address as a party may from time to time specify in writing. Notices if (i) mailed by certified or registered mail shall be deemed given three (3) days after deposit with the United States Postal Service, (ii) delivered by overnight courier service shall be deemed to have been one (1) business day after deposit with the courier for overnight delivery, or (iii) delivered by hand shall be deemed given when delivered.

This Note shall be construed, governed by, and interpreted in accordance with the laws of the State of Connecticut, without regard to conflicts of law principles. Maker and Holders consent and waive any objections to the exclusive jurisdiction and venue of the federal and state courts located in the State of Connecticut with respect to any dispute, controversy, or claim arising out of or relating to this Note.

This Note and any amendments, waivers, consents or supplements hereto may be executed in counterparts, each of which shall constitute an original, but all taken together shall constitute a single contract. This Note constitutes the entire contract between Maker and Holders with respect to the Principal Amount and the repayment of the Principal Amount, and the other subject matter hereof, and supersedes all previous agreements and understandings, oral or written, with respect thereto. Delivery of an executed counterpart of a signature page to this Note by electronic format shall be effective as delivery of an original counterpart of this Note.

This Note may not be assigned, transferred or negotiated by either party without the other party’s prior written consent; provided, however, that Holders, as a group, may assign this Note, in its entirety, to the affiliate of any Holder. This Note shall inure to the benefit of and be binding upon the parties hereto and their permitted successors and assigns.

Any demand or action required or permitted under this Note to be taken by Holders may be taken only upon a vote of the majority of the Holders. Maker shall be entitled, without any required inquiry, to rely upon the representation of any Holder purported to be acting on behalf of all or a majority of the Holders of its authority to so act.

If this Note shall not be paid when due and shall be placed by Holders in the hands of an attorney for enforcement of collection, through legal proceedings or otherwise, Maker shall pay all costs and expenses of such enforcement and collection, including reasonable attorneys’ fees.

If any term or provision of this Note is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Note or invalidate or render unenforceable such term or provision in any other jurisdiction.

TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, MAKER AND HOLDERS HEREBY IRREVOCABLY AND EXPRESSLY WAIVE ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO ANY OF THIS NOTE OR THE NOTE AMOUNT.

[Signature page follows]

IN WITNESS WHEREOF, this Note is hereby executed by the undersigned parties as of the date first written above.

MAKER:

MUSCLE MAKER, INC., a Nevada corporation

By:	/s/ Michael Roper
Name:	Michael Roper
Title:	CEO

The terms and conditions of this Note hereby acknowledged and agreed to by: HOLDERS:

By:	/s/ Thienson Nguyen
Name:	Thienson Nguyen, Individually

By:	/s/ Dennis Bok
Name:	Dennis Bok, Individually

By:	/s/ William Bok
Name:	William Bok, Individually

By:	/s/ Lisa Bok
Name:	Lisa Bok, Individually

By:	/s/ Gladys Longwa
Name:	Gladys Longwa, Individually